UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*
                       BARNES & NOBLE, INC.
                    (Name of Issuer)
                   Common Stock, $.001 par value
                 (Title of Class of Securities)
                          067774109
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                        July 25, 1997
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.   067774109
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,122,400
Shares Bene-
ficially       (8)  Shared Voting Power
owned by              309,800
Each Report-
ing Person     (9)  Sole Dispositive Power
With                1,122,400

               (10) Shared Dispositive Power
                      309,800
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,432,200
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    4.3%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,432,200 Shares. Of this amount, 427,800 Shares were purchased by Omega Capital Partners, L.P., at a cost of $12,408,680; 35,000 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $1,068,205; 31,600 Shares were purchased by Omega Equity Partners, L.P., at a cost of $883,411; 628,000 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $17,731,373; and 309,800 Shares were purchased by the Managed Account at a cost of $9,629,015. The source of funds for the purchase of all such Shares was investment capital.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended May 3, 1997, filed with the Securities & Exchange Commission on June 16, 1997, there were issued and outstanding as of May 30, 1997, 33,317,786 Shares of Common Stock. Omega Capital Partners, L.P., owns 427,800 Shares, or 1.3% of those outstanding; Omega Institutional Partners, L.P., owns 35,000 Shares, or 0.1% of those outstanding; Omega Equity Partners, L.P., owns 31,600 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 628,000 Shares, or 1.9% of those outstanding; and the Managed Account owns 309,800 Shares, or 0.9% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.

SALES:

                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          07/25/97             35,400             $47.55
          07/28/97             12,100              49.12
          07/29/97             13,300              50.00





               Omega Institutional Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          07/25/97              4,500             $47.55
          07/28/97                900              49.12
          07/29/97              1,100              50.00





                   Omega Equity Partners, L.P.

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          07/25/97             6,100              $47.55
          07/28/97               900               49.12
          07/29/97             1,100               50.00

                  Omega Overseas Partners, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          07/25/97             74,000             $47.55
          07/28/97             17,400              49.12
          07/29/97             19,500              50.00




                       The Managed Account


            Date of          Amount of            Price Per
          Transaction          Shares               Share
          07/25/97            40,000              $47.55
          07/28/97             8,700               49.12
          07/29/97             9,500               50.00


PURCHASES:

                       The Managed Account


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          07/11/97              5,800             $44.57



          Cooperman ceased being the beneficial owner of more than five percent of the number of Shares outstanding on July 25, 1997.

Item 10.  Certification.

          Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of Shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Act, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.






                          Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 1997


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Equity Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).